Goldenbridge Acquisition Limited

15/F, Aubin House

171-172 Gloucester Road

Wanchai, Hong Kong

Via Edgar

U.S. Securities and Exchange Commission	September 22, 2022
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	Goldenbridge Acquisition Ltd
Form 10-K for Fiscal Year Ended June 30, 2021
Filed September 1, 2021
Form 10-K/A for Fiscal Year Ended June 30, 2021
Filed December 22, 2021, July 15, 2022 and August 10, 2022
File No. 001-40132

Dear Sir/Madam:

We have set forth below responses to the oral comments of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) received on September 22, 2022 with respect to the Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (File No. 001-40132) (the “10-K”) filed with the SEC on September 1, 2021, as amended on December 22, 2021, July 15, 2022 and August 10, 2022, by Goldenbridge Acquisition Limited, a British Virgin Islands company (the “Company”):

1. The Company hereby confirms that it will include a summary of risk factors, as set forth in the Annex A attached hereto, appearing before Item 1 – Business in an amendment to the 10-K in response to the Staff’s comment.

2. In response to the Staff’s comment, the Company will move the proposed revised disclosure on enforcement of liabilities, as set forth in the Annex B attached hereto, to a separate section appearing before the Item 1 – Business, rather than a subsection of the business section, so that the disclosure will be readily apparent to the reader. In addition, the Company will add a revised disclosure, as set forth in the Annex B attached hereto, in an amendment to the 10-K, clarifying that the Company is headquartered in Hong Kong and that due to the long arm provisions of the current PRC laws and regulations, the PRC Civil Procedure Law will be applicable in Hong Kong.

We hope this response has addressed all of the Staff’s comments. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at 212-407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

GOLDENBRIDGE ACQUISITION LIMITED

/s/ Yongsheng Liu
Name:	Yongsheng Liu
Title:	Chief Executive Officer

cc: Giovanni Caruso, Esq.

Annex A

Summary of Risk Factors

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	Our ordinary shares subject to redemption are classified for as outside permanent equity and the changes in classification could have a material effect on our financial results.

●	We have identified a material weakness in our internal control over financial reporting as of June 30, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq could delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

●	U.S. laws and regulations, including the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China or Hong Kong.

●	We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Risks Related to Doing Business in Jurisdictions We Operate

●	All our operations are through our office space located in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Company.

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China

●	If the PRC government deems that the contractual arrangements in relation to the potential PRC Target Company, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	The contractual arrangements under a VIE Structure may not be as effective as direct ownership in respect of our relationship with the VIE, and thus, we may incur substantial costs to enforce the terms of the arrangements, which we may not be able to enforce at all.

●	In the event we were to successfully consummate a business combination with a target business with primary operation in PRC, we will be subject to restrictions on dividend payments following consummation of our initial business combination.

●	The PRC government may intervene or influence the Target Operating Entity’s business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the Target Operating Entity’s business operations post business combination and/or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors post business combination and cause the value of such securities to significantly decline or be worthless.

●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we seek to enter into a business combination with a PRC Target Company, additional compliance procedures may be required in connection with future offerings of our securities and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both our investors and us face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our post-combination entity’s business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if the PRC Target Company and the VIE were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We and our initial business combination may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection and we may have to spend additional resources and incur additional time delays to complete any such business combination or be prevented from pursuing certain investment opportunities.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the PRC Target Company’s business and results of operations we may pursue in the future.

●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and certain of our executive officers and/or directors reside outside the U.S.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Annex B

Enforceability of Civil Liabilities

PRC Law

Among our directors and officers, Jining Li and Kinpui Choi are residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. We are headquartered in Hong Kong. Our sponsor is also located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in Hong Kong.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Due to the long arm provisions of the current PRC laws and regulations, the PRC Civil Procedure Law will be applicable in Hong Kong. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the British Virgin Islands. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States or the British Virgin Islands. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

4